Nature’s Miracle Holding Inc.

858 N Central Ave,

Upland, CA 91786

May 24, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Nature’s Miracle Holding Inc. (the “Company”) is hereby submitting a draft registration statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the offering of the Company’s common stock in an amount yet to be determined and does not include certain information that will be included in a public filing.

The Company confirms that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act because it had less than $1,235,000,000 in revenue in the year ended December 31, 2023 as reported in the Company’s audited financial statements included in the Registration Statement. In addition, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The Company is requesting that the Commission maintains the confidentiality of the Registration Statement and its contents until the Company has filed a registration statement that is not confidential. We are submitting the Registration Statement via the Commissions’ EDGAR system pursuant to the requirements of the Jumpstart Our Business Startups Act.

The Company also hereby confirms that it will publicly file its registration statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Huan Lou, Esq. and David B. Manno, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700 or hlou@srfc.law and dmanno@srfc.law.

Very truly yours,

/s/ Tie (James) Li
Tie (James) Li
Chief Executive Officer and Director